Exhibit 1.02

Nanometrics Conflict Minerals Report

This Conflict Minerals Report (the “Report”) of Nanometrics Incorporated (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and certain minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified in the Rule and for purposes of this Report are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively referred to as “Conflict Minerals”). The specified countries for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively referred to as “Covered Countries”). As described in this Report, certain of the Company’s operations manufactured, or contracted to manufacture, in 2013, products where one or more Conflict Minerals were necessary to the functionality or production of those products.

The information included in this Report reflects activities of the Company and its consolidated entities for the Reporting Period.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period. The Company evaluated its operations and determined that the following categories of products required further inquiry: metrology products. Those products are referred to collectively in this Report as the “Covered Products.”

Reasonable Country of Origin Inquiry

For the Covered Products, in order to determine if any of the Covered Products contained Conflict Minerals originating from the Covered Countries or recycled or scrap sources, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”), as described below.

The Company’s RCOI consisted of the following:

•	Identifying parts of the business that manufacture or may contract to manufacture products for purposes of the Rule;

•	Determining which of those products were manufactured during 2013;

•	Evaluating manufactured items that might contain Conflict Minerals;

•	Assessing whether the Conflict Minerals were necessary to the functionality or production of the products;

•	Requesting information from those regarding the Conflict Mineral content of the components they provide; and

•	Requesting information from those identified suppliers regarding whether any of the Conflict Minerals in the components they provided originated from Covered Countries and whether the Conflict Minerals come from recycled or scrap sources.

The Company identified and contacted a total of 220 suppliers of products and materials that may contain Conflict Minerals. To date, our suppliers have not yet responded to the request for information on the country of origin and other requested information. As a result, the Company has been unable to determine the countries of origin of the Conflict Minerals contained in the Covered Products or whether the Conflict Minerals were from recycled or scrap sources. Accordingly, the Company is conducting due diligence on the source and chain of custody of the Conflict Minerals in the Covered Products.

Due Diligence Process

The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. In light of these challenges, the Company anticipates that the information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.

Design of Due Diligence

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company. To guide its due diligence, the Company has established a due diligence compliance process that includes a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database. The Company expects to continue to refine, revise and improve this compliance process as appropriate.

Description of Due Diligence Measures

The Company’s due diligence on the source and chain of custody of the Conflict Minerals contained in the Covered Products included the following measures:

Establish strong company management systems

Policy. Nanometrics adopted the Nanometrics’ Supplier Conduct Principles policy relating, in part, to Conflict Minerals (the “Company Policy”), which outlines the Company’s commitment to responsible sourcing of its Conflict Minerals in its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain. The Company has communicated the Company Policy to its first tier suppliers and requires them to acknowledge the policy.

Personnel. The Company’s Conflict Minerals compliance effort involved a cross-functional group of personnel comprising personnel from the legal and operations functions. This team is responsible for implementing Nanometrics’ conflict minerals compliance strategy. The team is sponsored by senior management, including the General Counsel and Vice President of Operations. The compliance project sponsors are briefed about the results of the Company’s due diligence efforts on a regular basis where they provide guidance and oversight.

Supplier Engagement. The Company contacted its first-tier suppliers to provide them with notice of the relevant SEC requirements and advised them of the Company’s commitment to responsibly source materials and its due diligence expectations. In addition, the Company has included the Company Policy as part of its Supplier Code of Conduct. The Company intends to archive the received supplier responses as part of its RCOI and due diligence. Feedback from this process will be used to modify, where appropriate, the design of the Company’s Conflict Minerals compliance program.

Grievance Mechanism. The Company’s existing procedures or reporting code of conduct or other ethics violations are also available for reporting Conflict Minerals compliance problems.

Identify and Assess Risk in the Supply Chain

Identification of Risk. To identify risks in its supply chain, the Company contacted all of its first-tier suppliers identified through its RCOI to request information regarding the source and chain of custody of Conflict Minerals in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company relied primarily on the Conflict Minerals Reporting Template (the “CMRT”) made available by the Conflict Free Sourcing Initiative (“CFSI”). The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. Written instructions and recorded training illustrating the use of the CMRT are available on CFSI’s website.

The Company identified and contacted a total of 220 suppliers of products and materials that may contain Conflict Minerals. The suppliers have not yet responded to the Company’s inquiry. The Company has created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to its inquiry. As part of these processes, the Company expects to review the CMRTs and other information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies. The Company will also follow up with suppliers to obtain responses.

Assessment of Risk: Upon receipt of completed CMRTs from its suppliers, the Company intends to take steps to assess due diligence of any identified smelter or refiner by examining the information provided in the CMRT to determine if the smelter or refiner has been validated under the CFSI’s Conflict-Free Smelter Program (“CFSP”) as “conflict free.” The CFSP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the CFSP’s assessment protocols to assure sourcing of only conflict-free materials.

Design and Implement a Strategy to Respond to Identified Risks

The Company expects to take the following steps, among others, to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the Conflict Minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•	continue to collect information regarding products manufactured in 2013, and in future periods;

•	continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

•	enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion; and,

•	encourage suppliers to implement responsible sourcing and to request that their suppliers encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.

Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company intends to rely on information collected and provided by independent third-party audit programs, such as the CFSP.

Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted this Report on its website.

Results of Due Diligence

Identified Smelters and Refiners. On the basis of the above-described due diligence process, the Company does not have sufficient information to reliably determine the smelters and refiners used to process the Conflict Minerals in the Covered Products, and its efforts are ongoing.

Identified Countries of Origin. On the basis of the above-described due diligence process, the Company does not have sufficient information to reliably determine the countries of origin of the Conflict Minerals in the Covered Products, and its efforts are ongoing.

Efforts to Determine Mine or Location of Origin. To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, the Company performed the due diligence measures described above, and its efforts are ongoing.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Words such as “expects,” “anticipates,” “projects,” “intends,” “plans,” “believes,” “seeks,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others. Except as otherwise required by law, the Company undertakes no obligation to update publicly the information contained in this Report, or any forward-looking statements, to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.